FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2002

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated December 9, 2002,

2.

News Release Dated December 30, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: January 3, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

January 3, 2003

SECURITIES AND EXCHANGE COMMISSION

VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 9, 2002

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

LEWIS PROPERTY EXPLORATION SUMMARY

Madison Enterprises Corp. (“Madison”) is pleased to provide an exploration summary on its Lewis Property in Lander County, Nevada.

The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of the Newmont Mining Corporation’s (“Newmont”) Phoenix-Fortitude Property.  Current mineable reserves at the Phoenix-Fortitude Property, as reported by Newmont in its 2002 Information Handbook (which can be found on Newmont’s website at www.newmont.com, are 174 million tons grading 0.034 oz/t gold, assuming a gold price of US$250 per ounce.  In its 2002 Information Handbook, Newmont goes on to state that although these reserves are low grade, it expects to be able “to significantly reduce capital and operating costs by utilizing existing infrastructure at its Lone Tree facility, 30 miles (50km) to the northwest, and possibly from McCoy/Cove 20 miles (32 km) to the southwest”.  The southern boundary of Madison’s Lewis Property lies 800 feet north of the present Fortitude open pit, while the Fortitude pit’s current western limit is within 100 feet of the Lewis Property boundary.

Exploration within Madison’s Lewis Property has outlined a virtually identical geological environment to that underlying the Phoenix-Fortitude area, including a direct on-strike extension to the hosting Antler Sequence stratigraphy (Edna Mountain, Antler Peak and Battle Formations), controlling structures (Virgin and Copper Canyon Structural Zones) and mineralization style.  Madison’s Lewis Property covers an area of 5,500 acres including a three mile strike extent of highly prospective ground northward along this favourable stratigraphic-structural corridor.

The most advanced gold target on the Lewis Property is the Virgin Structural Zone. Surface exposures and limited preliminary drilling by previous operators have partially traced the Virgin Structural Zone for a minimum strike length of approximately 1,000 feet on the Lewis Property. On the adjacent Phoenix-Fortitude Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralizing conduit to the favorable calcareous Antler Sequence stratigraphy, host to the majority of Newmont’s reported reserves.

On November 25, 2002, Madison announced results from its recently completed initial nine-hole 5,835-foot reverse circulation drilling program on the Lewis Property.  These holes tested stratigraphic and structural targets along a 400-foot north-south extent of the Virgin Structural Zone, starting four hundred feet north of the Newmont boundary, (see the attached plan map).  The objectives of this initial phase of exploration drilling were to confirm geology, structure, mineralization and continuity and expand the along-strike and up-dip extensions of Virgin style mineralization identified by previous operators.

The drilling successfully met its objectives and encountered mineralization in all of the holes, including bonanza grade results in drill hole MAD-05 which averaged 3.24 oz/t gold over fifteen feet, within a broader 105-foot section averaging 0.512 oz/t gold.  Compilation and interpretation of previous drilling results and Madison’s recently obtained drilling results, confirms that the mineralizing system at the Fortitude deposit (the Virgin Structural Zone) continues on to the Lewis Property for considerable distance.   These results also suggest that the Virgin Structural Zone is open to expansion in every direction.

The following table outlines some highlights of intersections through the Virgin Structural Zone Madison’s first round of drilling and previous drilling programs:

Hole #	Azimuth / Dip	From (feet)	To (feet)	Interval (feet)*	Gold (oz/ton)
MAD-03	090 / -65	150	275	125	0.023
including		200	220	20	0.066
MAD-05	090 / -75	175	280	105	0.512
including		185	200	15	3.24
MAD-06	090 / -75	170	250	80	0.039
including		220	235	15	0.078
MAD-07	090 / -75	190	250	60	0.049
including		190	200	10	0.175
MAD-08	090 / -70	350	380	30	0.205
UTX-1	- / vert.	435	580	145	0.183
including		525	580	55	0.385
UTX-2	- / vert.	515	570	55	0.108
UTX-3	- / vert.	495	520	25	0.073
UTX-14	105 / -45	200	240	40	0.076
FWL-11	- / vert.	210	365	155	0.242
including		300	325	25	0.872
FWL-21	090 / -70	300	345	45	0.062
FWL-34	092 / -73	350	400	50	0.135
FWL-39	- / vert.	50	95	45	0.173
FWL-40	090 / -78	375	410	35	0.097
FWL-43	- / vert.	370	490	120	0.269
including		470	490	20	1.354
FWL-45	- / vert.	135	160	25	0.136

*  True thickness of mineralization in not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work.  Madison believes, however, that it is less than the reported drilled intervals.

In addition to the steeply-dipping Virgin Structural Zone mineralization, numerous drill holes also successfully intersected a distinct, separate, flat-lying style of stratigraphically controlled mineralization within the Battle Formation.  This mineralization is similar in thickness and grade to Newmont’s Mid-Battle  Target on the adjacent Phoenix-Fortitude Property.  Some of the more significant results which intersected this mineralization are as follows:

Hole #	Azimuth / Dip	From (feet)	To (feet)	Interval (feet)*	Gold (oz/ton)
UTX-6	- / vert.	325	390	65	0.096
UTX-16	- / vert.	470	535	65	0.107
FWL-20	- / vert.	380	425	45	0.073
FWL-31	- / vert.	215	260	45	0.087
FWL-34	092 / -73	180	255	75	0.075

The southernmost drilling completed to date within the Lewis Property on the Virgin Structural Zone is 400 feet north of the Lewis Property’s southern boundary with Newmont, while the northernmost drilling on the Phoenix-Fortitude Property is 800 feet south of the Lewis Property boundary.  The area covered by this 1,200 foot gap is virtually unexplored.

The main apparent reason for the limited exploration and lack of drilling in this 1,200 foot gap is the location of the Fortitude mine dump on this prospective ground.  Structural and stratigraphic mapping information obtained prior to the dump material being stockpiled here, strongly supports Madison’s geological model that the Virgin Structural Zone continues directly through this area from the Fortitude pit to the area of Madison’s recent drilling on the Lewis Property.

A number of additional exploration targets exist both along trend and as sub-parallel structural features.  The most significant of these other exploration targets is the Copper Canyon Structural Zone, approximately 2,000 feet west of the Virgin Structural Zone. The Copper Canyon Structural Zone trends northward from the Lewis Property’s southern boundary with Newmont for a minimum of 1,000 feet.  Previous shallow drilling on the Copper Canyon Structural Zone, returned results of 0.13 oz/t gold over 90 feet from a depth of 400 to 495 feet (including 1.42 oz/t over 5 feet).  This drill hole, FWL-12, is located near the western edge of the Fortitude open pit, on Madison’s side of the Lewis Property boundary.  This drill hole was never followed up.

Madison plans to aggressively follow up its successful results with detailed stratigraphic and structural mapping, geochemistry, geophysics and both reverse circulation and diamond drilling.  Although exploration will continue to focus on the Virgin Structural Zone, it will also investigate the additional exploration targets, including the Copper Canyon / Buena Vista Structural Zone.

Newmont has also reported in its 2002 Information Handbook that it has several major projects in Nevada for future development, the largest of which is the Phoenix-Fortitude Property. Madison believes that any resumption by Newmont of production from the Fortitude open pit will necessarily include ground covered by Madison’s Lewis Property, to the north and west of the existing pit.

In addition to its planned exploration on the Lewis Property, Madison expects to resume exploration of its Mt. Kare Property in Papua New Guinea early in the new year.  The current resource for Mt. Kare is estimated by the independent engineering firm of Watts Griffis & McOuat to be 25.5 million tonnes grading 2.2 g/t gold and 29.0 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t).

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

Signed “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 30, 2002

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has, subject to regulatory approval, granted incentive stock options to directors and employees of Madison entitling the purchase of up to 2,668,420 common shares of Madison  at a price of $0.20 per share at any time up to and including December 30, 2007.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

Signed “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN